UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat and Enel announce their agreement for the sale of the interest held by Enel in Leasys

SIGNATURES

Fiat and Enel announce their agreement for the sale of the interest held by Enel in Leasys

Fiat and Enel have reached an agreement for the sale of the interest held by Enel in Leasys (49%). Under the agreement, which is subject to approval by antitrust authorities, Fiat will increase its interest in Leasys from 51% to 100%, for a consideration of 33.5 million euros.

Leasys, an Italian market leader in long-term vehicle rental, has a fleet of more than 86,000 vehicles and posted revenues of 388 million euros in 2004. The company was set up in September 2001 as a joint venture between Fiat and Enel.

The transaction is in line with Fiat’s objective to strengthen its position in the long-term vehicle rental market in Italy and reflects Enel’s choice to focus its activities on the energy core business.

Turin - Rome, September 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 3, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney